Exhibit 99.1

OneConnect Announces ADS Ratio Change

SHENZHEN, China--(BUSINESS WIRE)-- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced that it will change the ratio of its American depositary shares (“ADSs”) representing its ordinary shares from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares (the “Ratio Change”). The Ratio Change will take effect at the open of trading of the New York Stock Exchange (the “NYSE”) on December 12, 2022 (U.S. Eastern Time).

For OneConnect’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. There will be no change to the Company’s ordinary shares. ADSs outstanding on the effective date will need to be exchanged for new ADSs, with every ten (10) existing ADSs being cancelled in exchange for the issuance of one (1) new ADS by the depositary bank as of the effective date for the Ratio Change. OneConnect’s ADSs will continue to be traded on the NYSE under the symbol “OCFT”.

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements will be distributed to the applicable ADS holders by the depositary bank, in each case in accordance with the depositary bank’s then current procedures and practices and after any deductions as provided in the deposit agreement between the Company and the depositary bank for the ADSs.

As a result of the Ratio Change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the Ratio Change will be equal to or greater than ten times the ADS price before the change.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Committee. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:
OCFT IR Team

OCFT_IR@ocft.com

Media Relations:
Amy Ding

PUB_JRYZTPR@ocft.com

Source: OneConnect Financial Technology Co., Ltd.

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